

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

<u>Via E-mail</u>
Mr. Joseph Kauffman
Chief Financial Officer
TAL Education Group
18/F, Hesheng Building
32 Zhongguancun Avenue, Haidian District
Beijing 100080
People's Republic of China

> **Re:** **TAL Education Group**
> **Form 20-F for the Year Ended February 29, 2012**
> **Filed June 27, 2012**
> **File No. 1-34900**

Dear Mr. Kauffman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended February 29, 2012

Risk factors, page 5

We rely on contractual arrangements…, page 17

1.   Disclose, if true, that the assets of the VIE are not secured on behalf of the WFOE, and describe the risk that the assets of the VIE may be transferred or encumbered by the shareholders of the VIE and the amounts owed by the VIE under the contractual agreements may not be collateralized.

Organizational Structure, page 58

2.   We note in notes (1) and (2) that the VIE shareholders are beneficial owners of TAL Group. Please quantify their ownership percentages in each VIE and TAL Group.

3.   Please identify the legal representative of each entity inside China and describe the rights of the legal representative in comparison to the rights assigned to TAL Beijing through the power of attorney.

Liquidity and Capital Resources, page 80

4.   We note from your disclosures on page 80 that you "will in the future consolidate the results of Beijing Dongfangrenli." According to the list of subsidiaries on page F-9 and related disclosures in note one of your financial statements; it appears that you already consolidate the results of Beijing Dongfangrenli. Please explain this inconsistency in disclosure.

Dividend Distributions, page 83

5.   We note your disclosure that you had $188.6 million in cash and cash equivalents, $10.3 million in bank term deposits and no bank borrowings as of February 29, 2012. Please disclose the amounts held in entities outside of the PRC and inside the PRC further disaggregated to show amounts held by the PRC VIEs and outside the VIEs. In addition, describe the costs that would be incurred to transfer cash within each level of the corporate structure.

6.   We note from your disclosure on page F-16 that you have current assets of $143,015,383 at February 29, 2012 exclusive of the amounts at the VIEs. Please address the following:

        a. Disclose how much of the cash amounts relate to proceeds from the initial public offering or other offerings.

      b. Disclose restrictions on the ability to transfer proceeds into the PRC, any required governmental approvals, and status of these approvals.

      c. Discuss the effects of not using the proceeds as described in the "Use of Proceeds" section of the offering document, if material, referring to FRC 501.13.d.

      d. Discuss intentions to use the cash that is offshore and risks and uncertainties relating to the disclosed intended use.

7.   We note your disclosure of the amounts that TAL Beijing and its designated PRC subsidiaries collectively charged the Consolidated Affiliated Entities. Please disclose the amounts paid by the VIEs to settle the fees for each period presented and the amount payable at each balance sheet date, to the extent material.

Note 1. Organization and Principal Activities, page F-9

8.   We refer to the percentage of economic ownership as presented in the subsidiary table on page F-9. You indicate that you have a 100% economic ownership in your VIEs and the VIE's subsidiaries. In order to provide your readers with a complete understanding of your organizational structure, the legal ownership of your VIES, and to be consistent with your organizational structure as presented on page 59, please revise the presentation to reflect your legal ownership, rather than economic ownership.

9.   We note your organization chart on page 59. Please disclose which accounting model you applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model, to support consolidation of your schools. Describe how their respective VIEs achieve power and economic returns from the schools.

The VIE arrangements, page F-11

10.   For your activities that most significantly impact the economic performance of your VIEs, please tell us who makes the significant decisions involving those activities. In other words, tell us whether the managers or board of directors makes those decisions and at what level in your organization [i.e., TAL Education Group, TAL Beijing ("WFOE"), the VIEs or the VIEs' subsidiaries].

11.   Please describe for us the decision-making process for the significant activities, including how decisions are communicated and executed, what decisions require elevation for approval by another party (e.g., the board of directors), and in which governing documents these decision-making processes are prescribed.

12.   Please explain what decision making the local managers or executives have over operations and whether that decision making is ultimately controlled by the board decision making.

13.   Please identify for us the individuals of the board of directors and management and legal representatives of the VIEs, WFOE, and TAL Education Group. For each of those identified, tell us their percentage of ownership and voting interest in each entity. Also, tell us whether there are any relationships between those identified (e.g., contractual, familial, business, or otherwise). Please confirm how Mr. Yungdong Cao became involved in the VIEs and whether he provides any services to the Company and the nature of his relationship with Mr. Bangxin Zhang.

14.   Please tell us how the shareholders of the VIEs came to own their shares in the VIEs.

15.   Please tell us how and why directors and management can be removed or appointed at each level in your organization. In your response, tell us whether Mr. Bangxin Zhang has the ability to unilaterally remove and appoint directors by virtue of his 63% voting power. If the board votes on removal of a board member, tell us whether the board member subject to that vote is entitled to vote. Also please describe how a "special resolution" works.

16.   Please tell us what matters are required to go to the board for approval and how decisions are approved at the board level.

17.   Please tell us how you evaluated the power over significant activities of the VIEs that Mr. Bangxin Zhang has through both his indirect equity ownership (through Bright Unison Limited) in TAL Education Group through the WFOE and the direct ownership of the VIEs.

18.   Please discuss the evaluation of whether common control of TAL Education Group and the VIEs exists, and what impact that conclusion had on the consolidation analysis of the VIEs.

19.   Please tell us whether there have been any disputes or disagreements between the owners/managers of the VIE and the owners/managers of either the WFOE or TAL Education Group. If so, describe to us how they were resolved.

20.   Please tell us how the management of the WFOE and VIEs are hired, terminated, and compensated.

21.   Please tell us how you considered Mr. Bangxin Zhang's voting power of 63% of TAL Education Group and his majority ownership in certain VIEs in determining whether the contractual agreements with those VIEs are substantive. Please also describe why Mr. Bangxin Zhang's economic interest is different than his voting interest. In your response, explain how the WFOE would enforce the contracts in the event the VIEs breach the contract terms in light of the fact that Mr. Bangxin Zhang has majority voting power in both TAL Education Group and the VIEs.

22. Please describe to us the barriers to exercising your rights under the various VIE arrangements.

23. Please describe to us the importance of Mr. Bangxin Zhang to the operations of the VIEs and TAL Education Group. In addition, explain to us the extent board approval is required for management decisions he makes.

24. We note under the call option agreement that TAL Beijing can demand that shareholders of the VIEs transfer their equity interests in the VIE to another party designated by TAL Beijing. Please explain to us how you considered this right in your consolidation analysis and why it is not disclosed as an "agreement that provide TAL Beijing effective control over the VIEs."

25. Please describe to us the process to move cash from the VIEs to both the WFOE and to TAL Education Group, including the following:

    a. Describe the process for issuing a cash dividend from the WFOE to TAL Education Group;
    b. Describe whether that process requires regulatory and/or SAFE approval, and if so, a description of the factors that go into such an approval;
    c. Explain whether the WFOE has issued a dividend in the past, and if not, the reasons why;
    d. Describe your policy related to dividends being issued from the WFOE;
    e. We understand there are restrictions on statutory reserves that impact ability to dividend. Describe those requirements and whether the WFOE has met the requirements to execute a cash dividend;
    f. Tell us whether there any barriers other than the statutory reserves (e.g., Circular 75 compliance) to executing a cash dividend;
    g. Tell us other ways outside of a dividend, and potential barriers for those other ways, that the WFOE could transfer value to TAL Education Group.

26. We note your disclosure on page F-12 regarding the letter of undertaking. Please explain to us why the letter of undertaking was put in place. In addition, explain to us the meaning of the phrase, "to the extent permitted by applicable laws, regulations and legal procedures," as it is used and explain whether the legal opinion of Tian Yuan law firm covers the letter of undertaking.

27. Please tell us whether there have been to date any queries, investigations, or interference from any PRC governing bodies regarding the structure and describe any representations to PRC governing bodies that are inconsistent with disclosures in the filing.

28.   Please disclose how the service fee rates, the amounts of fees charged to the VIEs under the agreements for each period presented, and whether the VIEs must consent to a change in how the fees are determined.

29.   Please tell us the amount of the registered capital for each VIE and discuss the impact that amount has on the equity pledge agreement and therefore the collateral for performance under the license and service agreements.

30.   Please provide quantitative and qualitative information about the involvement with the VIEs in greater detail, including the nature, purpose, size and activities of the VIE. This information may address the extent to which the VIEs represent substantially all your operations or merely certain assets/licenses/facilities/employees/etc. Refer to ASC 810-10-50-5Ad.

31.   Please disclose the carrying amount and classification of the VIEs' assets and liabilities. Refer to ASC 810-10-50-3bb.

32.   Please expand your disclosures of risks in relation to the VIE structure to disclose risks related to potential conflicts of interests. Your disclosure should describe the relationships that result in the potential conflicts of interests.

Note 2. Significant Accounting Policies, page F-17

33.   Please disclose your policy for attributing net income or loss to noncontrolling interests.

Note 12. Accrued Expenses and Other Current Liabilities, page F-33

34.   Please tell us what the amounts presented under the caption "enrollment fees collected for sponsors" represent.

Note 13. Income Taxes, page F-33

35.   We note your disclosure on page F-36 of the durations of the various statutes of limitations. Please explain to us how this disclosure satisfies the requirements of ASC 740-10-50-15e regarding disclosure of the tax years that remain subject to examination by major tax jurisdictions. In your response, tell us the process by which PRC tax authorities conduct audits and how they communicate their audit findings to you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director